Exhibit 99(a)(15)

Jason Cohenour interview: English transcript

Released on January 23, 2009

EuroBusiness Media (EBM): Sierra Wireless is making a friendly take-over offer to acquire Wavecom. Jason Cohenour, welcome. You are the CEO of Sierra Wireless. What are some of the reasons that make Sierra Wireless want to join forces with Wavecom today?

Jason Cohenour (JC): The two companies have known each other very well for the last four years. We believe that we share a lot in common. Both companies were pioneers in the wireless data market when we both started in the year 1993. We both went public in 1999. We’ve known each other as industry peers and even as suppliers, sometimes competitors, in the market. So over time we’ve really built up a healthy mutual respect. And our belief is that together the two companies really do form a global leader in wireless data.

EBM: What exactly is Sierra Wireless offering to Wavecom shareholders?

JC: It’s an all-cash offer, and the offer is €8.50 per share for the equity portion of the company. We’re also offering €31.93 per OCEANE convertible bond. So it’s quite a compelling opportunity. We think it’s a unique opportunity also for Wavecom shareholders to cash in on the intrinsic value of the company, the value that it’s built up over the years, in what is a very tough capital markets situation.

EBM: In your opinion, why is this transaction a good deal for all Wavecom stakeholders?

JC: First, it’s a friendly deal — unlike the previous offer that was made for the company — and our firm belief is that the combined company really will be positioned as a global leader in key growing markets with advanced technology, a compelling product line, an unmatched R&D capability as well. So together we really believe that, as two innovators in the market, it’s a natural match, and we sort of belong together to really drive growth in these key markets. The Board of Directors of Wavecom has unanimously supported the offer. They’ve determined that it’s in the best interest of the company, of the company’s shareholders, and its employees. The Board also believes that it’s a fair value for the company.

EBM: Could you provide us with a timetable of the offer?

JC: Yes, we announced our agreement to acquire Wavecom on December 2nd. The AMF cleared the offer on January 6. The offer opened officially on January 9, 2009, and will be open until February 12. There’s a separate simultaneous offer in the US as well. There’s additional information also on the Wavecom website, as well as the Sierra Wireless website.

EBM: And lastly, is there anything else you would like to add?

JC: There is. On behalf of the Sierra Wireless management team and our Board of Directors, I’d just like to say that we’re really excited about the combination, and I really believe that together these two companies truly do form a global leader in wireless data.

EBM: Jason, Cohenour, CEO of Sierra Wireless, thank you very much.

JC: Thank you.

Copies of the French offer document (visa No. 09-002, dated January 6, 2009) and the document containing the information on other aspects, including the legal, financial and accounting policies of the offeror are available on the Sierra Wireless, Inc.’s website, (www.sierrawireless.com) and the AMF’s website (www.amf-france.org) and can be obtained without charge from Lazard Frères Banque, 121 Boulevard Haussmann, 75008 Paris.

The response document of Wavecom (visa No. 09-003, dated January 6, 2009) and the document containing the information on other aspects, including the legal, financial and accounting policies of Wavecom are available on the AMF’s website (www.amf-france.org) and on the Wavecom website (www.wavecom.com/Takeover_bid) and can be obtained without charge from Wavecom, 3, esplanade du Foncet, 92442 Issy les Moulineaux (France), and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris (France).

The tender offers described herein are being made for the ordinary shares, American depositary shares (the “ADSs”) and convertible bonds (the “OCEANEs”) of Wavecom. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom is being made only pursuant to the offer to purchase and related materials that Sierra Wireless filed with the French Autorité des marchés financiers (the “AMF”) as a note d’information, or the Tender Offer Statement on Schedule TO Sierra Wireless filed with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the note d’information, as well as the Schedule 14D-9 and note en réponse Wavecom has filed with the SEC and AMF, respectively, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offers. Wavecom security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com).

This document does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities held by U.S. holders (“U.S. Holders”) (within the meaning of Rule 14d-1(d) of the United States Securities Exchange Act of 1934), nor does it constitute an offer to purchase any ADSs, wherever held, or a solicitation of an offer to sell any ADSs, wherever held.

U.S. Holders of any Wavecom shares and OCEANEs may not tender into the offer described in this document. No ADSs, wherever the holder is located, may be tendered into the offer described in this document. U.S. Holders of shares and OCEANEs, as well as holders of ADSs, wherever the holder is located, may only tender their shares, OCEANEs and ADSs into the corresponding offer that the offeror has initiated in the U.S. (the “U.S. Offer”). More information about the U.S. Offer is available free of charge at the SEC’s website (www.sec.gov).

The replay of this interview contains forward-looking statements which are not historical facts. Such forward-looking statements relate to the combined company’s future business prospects, product lines and R&D capabilities. Actual results may differ significantly from those contemplated by these forward-looking statements due to a variety of factors. Important factors that may cause such differences include, but are not limited to, those described in Sierra Wireless and Wavecom’s filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Further risks and uncertainties include, among others, the risk that the future trading price of Wavecom’s stock is likely to be volatile and could be subject to wide price fluctuations ; the risk that Sierra Wireless’ proposed acquisition of Wavecom may be delayed or may ultimately be unsuccessful ; and the risk that stockholder litigation in connection with Sierra Wireless’ offer, or otherwise, may result in significant costs of defense, indemnification and liability. All forward-looking statements are qualified by these cautionary statements and speak only as of the date they are made.